Exhibit 99.1

Trading Symbol: SVM:TSX	September 29, 2008

SILVERCORP SHAREHOLDERS APPROVE SHAREHOLDER RIGHTS PLAN

VANCOUVER, British Columbia – September 29, 2008 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) ") held its Annual General Meeting (the "Annual Meeting") on September 26, 2008. All matters placed before the shareholders were approved, including the adoption of the proposed shareholder rights plan.

The voting report of the Annual Meeting is available for review on the SEDAR system.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four highly profitable Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China. In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China.

The Company's common shares are included as a component of the S&P/TSX Composite, and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free Phone: 1-888-224-1331 Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical factual information, including statements relating to Company’s intention to adopt a Rights Plan constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.